UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 14, 2025

Financial Results

Fiscal Year 3/2025

 - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“The Company”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		FY3/2025		FY3/2024
			Change

Consolidated gross profit	1	4,126,746	387,928	3,738,818

Net interest income	2	2,338,218	457,565	1,880,653

Trust fees	3	9,733	1,538	8,195

Net fees and commissions	4	1,559,176	77,146	1,482,030

Net trading income	5	383,566	275,810	107,756

Net other operating income	6	(163,949)	(424,132)	260,183

General and administrative expenses	7	(2,401,955)	(151,362)	(2,250,593)

Equity in gains (losses) of affiliates	8	(5,504)	(77,490)	71,986

Consolidated net business profit	9	1,719,286	159,075	1,560,211

Total credit cost	10	(344,547)	(70,518)	(274,029)

Credit costs	11	(360,997)	(70,033)	(290,964)

Write-off of loans	12	(151,583)	(7,865)	(143,718)

Provision for reserve for possible loan losses	13	(167,639)	(49,251)	(118,388)

Others	14	(41,774)	(12,917)	(28,857)

Recoveries of written-off claims	15	16,449	(485)	16,934

Gains (losses) on stocks	16	509,847	260,030	249,817

Other income (expenses)	17	(165,103)	(95,233)	(69,870)

Ordinary profit	18	1,719,482	253,354	1,466,128

Extraordinary gains (losses)	19	(19,539)	104,239	(123,778)

Gains (losses) on disposal of fixed assets	20	(11,753)	(3,513)	(8,240)

Losses on impairment of fixed assets	21	(7,052)	6,644	(13,696)

Losses related to sale of freight car leasing business	22	-	108,191	(108,191)

Gains on step acquisitions	23	-	(7,080)	7,080

Income before income taxes	24	1,699,943	357,594	1,342,349

Income taxes - current	25	(577,307)	(134,571)	(442,736)

Income taxes - deferred	26	64,242	(4,831)	69,073

Profit	27	1,186,877	218,190	968,687

Profit attributable to non-controlling interests	28	(8,881)	(3,141)	(5,740)

Profit attributable to owners of parent	29	1,177,996	215,050	962,946

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

    + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Mar. 31, 2025		Mar. 31, 2024
			Change
Consolidated subsidiaries	30	172	(3)	175
Equity method affiliates	31	244	(73)	317

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2025		FY3/2024
			Change
Gross banking profit	1	2,256,559	371,361	1,885,198
Gross domestic profit	2	1,064,815	228,003	836,812
Net interest income	3	847,865	238,690	609,175
Trust fees	4	3,437	435	3,002
Net fees and commissions	5	251,826	3,264	248,562
Net trading income	6	4,078	1,958	2,120
Net other operating income	7	(42,393)	(16,345)	(26,048)

Gains (losses) on bonds	8	(46,070)	(32,048)	(14,022)
Gross international profit	9	1,191,744	143,358	1,048,386
Net interest income	10	803,424	246,591	556,833
Net fees and commissions	11	293,995	12,831	281,164
Net trading income	12	168,116	295,947	(127,831)
Net other operating income	13	(73,791)	(412,011)	338,220

Gains (losses) on bonds	14	(9,123)	22,351	(31,474)
Expenses (excluding non-recurring losses)	15	(1,072,173)	(88,287)	(983,886)

Overhead ratio	16	47.5%	(4.7%)	52.2%
Personnel expenses	17	(451,463)	(33,196)	(418,267)
Non-personnel expenses	18	(553,838)	(45,763)	(508,075)
Taxes	19	(66,872)	(9,329)	(57,543)

Banking profit (before provision for general reserve for possible loan losses)	20	1,184,386	283,075	901,311

Gains (losses) on bonds	21	(55,194)	(9,697)	(45,497)
Core Banking Profit (20-21)	22	1,239,580	292,771	946,809

excluding gains (losses) on cancellation of investment trusts	23	1,155,583	229,559	926,024

Provision for general reserve for possible loan losses	24	(103,499)	(82,840)	(20,659)
Banking profit	25	1,080,886	200,234	880,652
Non-recurring gains (losses)	26	407,176	247,358	159,818
Credit costs	27	(47,278)	28,535	(75,813)
Gains on reversal of reserve for possible loan losses	28	-	-	-
Recoveries of written-off claims	29	0	(214)	214
Gains (losses) on stocks	30	486,093	250,156	235,937
Other non-recurring gains (losses)	31	(31,639)	(31,120)	(519)

Ordinary profit	32	1,488,062	447,591	1,040,471

Extraordinary gains (losses)	33	(9,479)	(2,232)	(7,247)
Gains (losses) on disposal of fixed assets	34	(7,607)	(3,885)	(3,722)
Losses on impairment of fixed assets	35	(1,871)	1,654	(3,525)
Income before income taxes	36	1,478,583	445,360	1,033,223
Income taxes - current	37	(440,708)	(133,795)	(306,913)
Income taxes - deferred	38	30,691	(5,645)	36,336

Net income	39	1,068,566	305,920	762,646

Total credit cost (24+27+28+29)	40	(150,778)	(54,520)	(96,258)
Provision for general reserve for possible loan losses	41	(103,499)	(82,840)	(20,659)
Write-off of loans	42	(10,806)	13,138	(23,944)
Provision for specific reserve for possible loan losses	43	(14,940)	32,098	(47,038)
Losses on sales of delinquent loans	44	(16,037)	(12,156)	(3,881)
Provision for loan loss reserve for specific overseas countries	45	(5,494)	(4,545)	(949)
Recoveries of written-off claims	46	0	(214)	214

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated				(%)
	FY3/2025			FY3/2024
		Six months ended Sep. 30, 2024	Six months ended Mar. 31, 2025
Yield on interest earning assets (A)	0.66	0.61	0.70	0.56
Interest earned on loans and bills discounted (C)	1.02	0.94	1.09	0.84
Interest earned on securities	1.32	1.58	1.05	0.81
Total cost of funding (including expenses) (B)	0.53	0.49	0.57	0.43
Cost of interest bearing liabilities	0.09	0.06	0.12	0.02
Interest paid on deposits, etc. (D)	0.06	0.03	0.09	0.00
Interest paid on other liabilities	0.32	0.28	0.36	0.19
Expense ratio	0.43	0.42	0.44	0.41
Overall interest spread (A) - (B)	0.13	0.12	0.13	0.13
Interest spread (C) - (D)	0.96	0.91	1.00	0.84
Note:	From FY3/2025, the yield on interest earning assets was calculated by considering interest earning portion of the deposit with the Bank of Japan, and this change was retroactively applied to FY3/2024.

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	1.04	0.97	1.12	0.86
Interest spread (E) - (D)	0.98	0.94	1.03	0.86

3. Gains (losses) on securities

SMBC non-consolidated				(Millions of yen)
		FY3/2025		FY3/2024
			Change
Gains (losses) on bonds		(55,194)	(9,697)	(45,497)
Gains on sales		56,115	17,968	38,147
Losses on sales		(105,946)	(26,353)	(79,593)
Gains on redemption		0	0	0
Losses on redemption		(5,363)	(1,312)	(4,051)
Losses on devaluation		-	-	-

Gains (losses) on stocks		486,093	250,156	235,937
Gains on sales		533,438	225,993	307,445
Losses on sales		(17,345)	(11,907)	(5,438)
Losses on devaluation		(29,998)	36,072	(66,070)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Mar. 31, 2025					Mar. 31, 2024
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	274,414	(6,174)	(4,769)	-	6,174	234,095	(1,405)

Other securities	2	39,776,760	2,806,023	(587,072)	3,546,118	740,095	36,132,798	3,393,095

Stocks	3	3,045,167	1,960,926	(876,091)	1,965,943	5,016	4,119,760	2,837,017

Bonds	4	13,893,477	(144,837)	(44,696)	7,508	152,345	10,760,383	(100,141)

Japanese government bonds	5	11,180,546	(52,395)	2,429	104	52,500	7,547,376	(54,824)

Others	6	22,838,114	989,933	333,715	1,572,666	582,733	21,252,655	656,218

Foreign bonds	7	17,424,744	(449,098)	241,481	83,706	532,804	16,836,216	(690,579)

Other money held in trust	8	520	-	-	-	-	315	-

Total	9	40,051,695	2,799,849	(591,840)	3,546,118	746,269	36,367,210	3,391,689

Stocks	10	3,045,167	1,960,926	(876,091)	1,965,943	5,016	4,119,760	2,837,017

Bonds	11	14,167,892	(151,011)	(49,464)	7,508	158,519	10,994,479	(101,547)

Others	12	22,838,635	989,933	333,715	1,572,666	582,733	21,252,970	656,218

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2025					Mar. 31, 2024
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	22,300	(1,158)	(680)	-	1,158	22,300	(478)

Stocks of subsidiaries and affiliates	14	5,009,805	(70,058)	11,650	19,490	89,548	4,945,212	(81,708)

Other securities	15	33,564,599	1,774,438	(753,303)	2,498,161	723,723	30,599,803	2,527,741

Stocks	16	2,693,563	1,817,170	(841,837)	1,822,127	4,957	3,709,291	2,659,007

Bonds	17	13,835,139	(140,894)	(42,645)	7,521	148,416	10,943,768	(98,249)

Japanese government bonds	18	11,180,546	(52,395)	2,429	104	52,500	7,547,376	(54,824)

Others	19	17,035,896	98,162	131,177	668,512	570,349	15,946,743	(33,015)

Foreign bonds	20	12,711,011	(458,910)	203,312	61,892	520,802	12,426,880	(662,222)

Total	21	38,596,705	1,703,221	(742,334)	2,517,651	814,430	35,567,315	2,445,555

Stocks	22	2,987,917	1,818,870	(842,764)	1,823,828	4,957	4,004,093	2,661,634

Bonds	23	13,857,439	(142,052)	(43,324)	7,521	149,574	10,966,068	(98,728)

Others	24	21,751,347	26,402	143,752	686,301	659,898	20,597,152	(117,350)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2025					Mar. 31, 2024

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	10,374.0	2,320.2	692.5	470.7	13,857.4	6,501.1	2,577.7	1,167.7	719.6	10,966.1
Japanese government bonds	9,663.6	1,352.8	39.6	124.5	11,180.5	5,793.3	1,322.7	119.5	311.8	7,547.4
Japanese local government bonds	126.0	268.0	417.1	4.0	815.1	71.4	264.7	700.8	9.8	1,046.7
Japanese short-term bonds	49.9	-	-	-	49.9	319.9	-	-	-	319.9
Japanese corporate bonds	534.4	699.4	235.8	342.2	1,811.8	316.5	990.2	347.3	398.0	2,052.1

Others	2,665.0	4,342.5	2,314.9	4,766.7	14,089.0	3,213.2	4,248.1	1,570.5	4,044.6	13,076.4

Total	13,039.0	6,662.6	3,007.4	5,237.4	27,946.4	9,714.3	6,825.8	2,738.2	4,764.2	24,042.5

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2025				Mar. 31, 2024

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	6,123.9	28,228.2	11,046.2	45,398.3	4,285.0	24,030.3	5,612.4	33,927.7
Receivable floating rate / payable fixed rate	1,101.7	9,181.4	13,470.7	23,753.7	1,223.6	7,761.0	10,739.1	19,723.7
Receivable floating rate / payable floating rate	425.0	-	-	425.0	-	-	-	-

Total	7,650.6	37,409.6	24,516.9	69,577.0	5,508.7	31,791.3	16,351.5	53,651.4

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

				(Millions of yen)
		Mar. 31, 2025		Mar. 31, 2024
			Change
Fair value of plan assets	(A)	1,805,602	(15,617)	1,821,219
Projected benefit obligation	(B)	852,205	(92,485)	944,690
Net surplus (deficit)	(A-B)	953,397	76,869	876,528
Net defined benefit asset		987,288	73,497	913,791
Net defined benefit liability		33,890	(3,373)	37,263

Measurements of defined benefit plans (before tax effect deduction)		(404,307)	5,465	(409,772)
	Unrecognized prior service cost (deductible from the obligation)	(9,408)	2,390	(11,798)
	Unrecognized net actuarial gain (loss)	(394,898)	3,076	(397,974)
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2025		FY3/2024
			Change
Retirement benefit expenses		(26,369)	(17,641)	(8,728)
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		Mar. 31, 2025		Mar. 31, 2024
			Change
Projected benefit obligation	(A)	709,650	(83,541)	793,191
<Discount rate>		<1.95%>	<0.69%>	<1.26%>
Fair value of plan assets	(B)	1,674,216	(15,254)	1,689,470
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	558,899	79,211	479,688
Unrecognized prior service cost (deductible from the obligation)	(E)	(11,047)	2,651	(13,698)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(394,619)	8,273	(402,892)
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2025		FY3/2024
			Change
Retirement benefit expenses		(50,869)	(20,007)	(30,862)
Service cost		16,753	(1,820)	18,573
Interest cost on projected benefit obligation		9,994	2,336	7,658
Expected returns on plan assets		(45,704)	(6,454)	(39,250)
Amortization of unrecognized prior service cost		(2,651)	-	(2,651)
Amortization of unrecognized net actuarial gain (loss)		(37,739)	(11,673)	(26,066)
Others		8,478	(2,396)	10,874

Sumitomo Mitsui Financial Group

 8. Classification based on self-assessment and the Banking Act and the Reconstruction Act, and write-offs / reserves

SMBC non-consolidated, as of Mar. 31, 2025

(Billions of yen)

Category of borrowers under self-assessment	NPLs based on the Banking Act and the Reconstruction Act	Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt borrowers Effectively bankrupt borrowers	Bankrupt and quasi-bankrupt assets 55.8 (i) (Change from Mar. 31, 2024: (75.4))	Portion of claims secured by collateral or guarantees, etc. 52.7 (a)		Fully reserved 3.1	Direct write-offs (*1)	Specific reserve 6.1 (*2)	100% (*3)
Potentially bankrupt borrowers	Doubtful assets 323.5 (ii) (Change from Mar. 31, 2024: (54.4))	Portion of claims secured by collateral or guarantees, etc. 172.9 (b)		Necessary amount reserved 150.6		97.1 (*2)	64.50% (*3)
Borrowers requiring caution	Substandard loans 157.2 (Change from Mar. 31, 2024: 36.3) Past due loans (3 months or more) 21.7 (iii) (Change from Mar. 31, 2024: (0.0)) Restructured loans 135.6 (iv) (Change from Mar. 31, 2024: 36.3) (Claims to Substandard borrowers)	Portion of Substandard loans secured by collateral or guarantees, etc. 62.6 (c)				General reserve for Substandard loans 46.8 (*5)	60.20% (*3) 16.91% (*3)
Borrowers requiring caution	Normal assets	Claims to Borrowers requiring caution, excluding claims to Substandard borrowers				General reserve 500.3 (*5)	5.12% [9.63%] (*4)
Normal borrowers	122,870.5	Claims to Normal borrowers					0.10% (*4)

Loan loss reserve for specific overseas countries	21.9

Non-performing loan ratio **0.43%** ((vi)/(v)) (Change from Mar. 31, 2024: (0.09)%)	Total 123,406.9 (v)		Total reserve for possible loan losses: 625.5 D: Specific reserve + General reserve for Substandard loans: 150.0	Reserve ratio (*6) (D/C) 60.41%
	A=(i)+(ii)+(iii)+(iv) **536.5 (vi)** (Change from Mar. 31, 2024: (93.5))	B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c) 288.1	C: Unsecured portion (A - B) 248.4	Coverage ratio ((B+D)/A) 81.67%

*1	Includes direct reduction of 197.8 billion yen.
*2

Partially includes reserve for assets that is not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 3.0 billion yen, Potentially bankrupt borrowers: 7.2 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of the reserve for possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.0 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Mar. 31, 2025			Mar. 31, 2024

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	925,931	105.02	108,353	817,578	79.91
General reserve	727,715		131,734	595,981
Specific reserve	176,280		(26,201)	202,481
Loan loss reserve for specific overseas countries	21,935		2,820	19,115

Amount of direct reduction	242,971		(7,870)	250,841

SMBC non-consolidated					(Millions of yen, %)
	Mar. 31, 2025			Mar. 31, 2024

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	625,538	116.60	102,153	523,385	83.08
General reserve	500,305		103,499	396,806
Specific reserve	103,319		(6,842)	110,161
Loan loss reserve for specific overseas countries	21,912		5,495	16,417

Amount of direct reduction	197,764		(11,148)	208,912

Note: Reserve ratio (Reserve for possible loan losses / NPLs based on the Banking Act and the Reconstruction Act (Excluding Normal Assets)) is after direct reduction.

Sumitomo Mitsui Financial Group

 10. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	75,234	(84,952)	160,186
Doubtful assets	454,767	(107,859)	562,626
Substandard loans	351,693	51,371	300,322
Past due loans (3 months or more)	60,843	2,478	58,365
Restructured loans	290,850	48,893	241,957
Total (A)	881,696	(141,439)	1,023,135

Normal assets	130,080,805	5,049,175	125,031,630
Grand total (B)	130,962,501	4,907,736	126,054,765
NPL ratio (A/B)	0.67	(0.14)	0.81

			(Millions of yen)
	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Total coverage (C)	537,125	(159,683)	696,808
Reserve for possible loan losses (D)	201,766	(19,207)	220,973
Amount recoverable by guarantees, collateral and others (E)	335,359	(140,476)	475,835

			(%)
Coverage ratio (C) / (A)	60.92	(7.19)	68.11
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	143.05	16.63	126.42

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	36.93	(3.45)	40.38
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	169.48	20.10	149.38

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	55,794	(75,385)	131,179
Doubtful assets	323,461	(54,405)	377,866
Substandard loans	157,232	36,286	120,946
Past due loans (3 months or more)	21,665	(20)	21,685
Restructured loans	135,566	36,306	99,260
Total (A)	536,487	(93,505)	629,992

Normal assets	122,870,459	3,175,568	119,694,891
Grand total (B)	123,406,947	3,082,064	120,324,883
NPL ratio (A/B)	0.43	(0.09)	0.52

			(Millions of yen)
	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Total coverage (C)	438,168	(125,832)	564,000
Reserve for possible loan losses (D)	150,039	12,577	137,462
Amount recoverable by guarantees, collateral and others (E)	288,129	(138,409)	426,538

			(%)
Coverage ratio (C) / (A)	81.67	(7.86)	89.53
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	170.31	19.53	150.78

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	60.41	(7.15)	67.56
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	251.87	(5.38)	257.25

Note: Reserve for possible loan losses is a sum of general reserve for substandard loans and specific reserve.

Sumitomo Mitsui Financial Group

 11. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2025 (a)	(a) - (b)	NPLs newly classified during FY3/2025	Amount of off-balancing	Mar. 31, 2024 (b)

Bankrupt and quasi-bankrupt assets	55.8	(75.4)	11.1	(86.5)	131.2

Doubtful assets	323.5	(54.4)	189.3	(243.7)	377.9

Total	379.3	(129.8)	(*1) 200.4	(*1) (330.2)	509.0

Result of measures connected to off-balancing (*2)	38.3				116.6

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(3.9)
	Reconstructive disposition			(4.8)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(44.7)
	Direct write-offs			10.1
	Others			(286.9)
		Collection / repayment, etc.		(196.6)
		Improvement in debtors’ performance		(90.3)

	Total			(330.2)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2024 and off-balanced in the six months ended Mar. 31, 2025 was 41.9 billion yen.

*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

 12. Loan portfolio, classified by industry

 SMBC non-consolidated

(1) Loans and bills discounted, classified by industry

(Millions of yen, %)

	Mar. 31, 2025			Mar. 31, 2024
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	67,445,102	100.0	2,950,182	64,494,920	100.0
Manufacturing	10,469,032	15.5	791,632	9,677,400	15.0
Agriculture, forestry, fisheries and mining	250,608	0.4	17,994	232,614	0.4
Construction	965,649	1.4	3,272	962,377	1.5
Transportation, communications and public enterprises	6,389,453	9.5	526,472	5,862,981	9.1
Wholesale and retail	5,248,452	7.8	122,470	5,125,982	8.0
Finance and insurance	9,133,482	13.5	1,142,642	7,990,840	12.4
Real estate	12,247,123	18.2	1,132,933	11,114,190	17.2
Goods rental and leasing	2,621,740	3.9	154,762	2,466,978	3.8
Various services	4,857,473	7.2	(445,770)	5,303,243	8.2
Municipalities	494,711	0.7	(107,951)	602,662	0.9
Others	14,767,373	21.9	(388,275)	15,155,648	23.5
Overseas offices and Japan offshore banking accounts	37,070,490	100.0	440,698	36,629,792	100.0
Public sector	580,789	1.6	43,698	537,091	1.5
Financial institutions	3,062,663	8.2	(1,883)	3,064,546	8.4
Commerce and industry	31,500,507	85.0	434,262	31,066,245	84.8
Others	1,926,528	5.2	(35,380)	1,961,908	5.3
Total	104,515,592	-	3,390,880	101,124,712	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

(Millions of yen, %)

	Mar. 31, 2025			Mar. 31, 2024
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices	265,708	65.9	(151,714)	417,422
(excluding Japan offshore banking accounts)
Manufacturing	88,062	61.8	(8,350)	96,412
Agriculture, forestry, fisheries and mining	547	93.0	(410)	957
Construction	5,526	59.6	(1,230)	6,756
Transportation, communications and public enterprises	17,590	58.3	(2,074)	19,664
Wholesale and retail	44,865	50.6	(25,062)	69,927
Finance and insurance	5,553	98.5	327	5,226
Real estate	17,709	70.6	(13,296)	31,005
Goods rental and leasing	287	53.5	29	258
Various services	58,426	61.3	(97,993)	156,419
Municipalities	-	-	-	-
Others	27,140	100.0	(3,653)	30,793
Overseas offices and Japan offshore banking accounts	270,779	56.4	58,210	212,569
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	265,994	55.0	57,958	208,036
Others	4,785	96.9	252	4,533
Total	536,487	60.4	(93,505)	629,992

Note:	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)

Consumer loans	12,085,325	109,632	11,975,693
Housing loans	11,293,829	79,835	11,213,994

Self-residential purpose	9,491,350	153,561	9,337,789

Other consumer loans	791,495	29,797	761,698
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)
Outstanding balance	40,074,231	1,993,939	38,080,292
Ratio to total loans	59.4	0.4	59.0

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2025			Mar. 31, 2024
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	7,465,786	20.7	(898,898)	8,364,684	23.6
Indonesia	212,654	0.6	(45,951)	258,605	0.7
Thailand	1,136,891	3.1	20,765	1,116,126	3.1
Korea	432,157	1.2	(35,577)	467,734	1.3
Hong Kong	1,116,490	3.1	(301,346)	1,417,836	4.0
China	78,520	0.2	(31,266)	109,786	0.3
Taiwan	353,185	1.0	(181,626)	534,811	1.5
Singapore	2,128,902	5.9	(269,339)	2,398,241	6.8
India	1,209,218	3.4	88,200	1,121,018	3.2
Others	797,769	2.2	(142,758)	940,527	2.7
Oceania	2,995,754	8.4	252,207	2,743,547	7.7
Australia	2,904,844	8.1	248,767	2,656,077	7.5
Others	90,910	0.3	3,440	87,470	0.2
North America	14,697,038	41.1	851,882	13,845,156	39.1
United States	11,404,093	31.9	392,254	11,011,839	31.1
Others	3,292,945	9.2	459,628	2,833,317	8.0
Central and South America	2,331,048	6.5	(52,244)	2,383,292	6.7
Brazil	408,353	1.1	(6,057)	414,410	1.1
Panama	430,086	1.2	11,287	418,799	1.2
Others	1,492,609	4.2	(57,474)	1,550,083	4.4
Western Europe	5,109,938	14.3	86,342	5,023,596	14.2
United Kingdom	1,108,313	3.1	(142,698)	1,251,011	3.6
Ireland	552,183	1.5	46,588	505,595	1.4
Netherlands	711,897	2.0	(72,917)	784,814	2.2
Others	2,737,545	7.7	255,369	2,482,176	7.0
Eastern Europe	200,805	0.6	(36,740)	237,545	0.7
Russia	157,189	0.5	(22,152)	179,341	0.5
Others	43,616	0.1	(14,588)	58,204	0.2
Others	2,996,862	8.4	179,344	2,817,518	8.0

Total	35,797,231	100.0	381,893	35,415,338	100.0

Note:  Classified by domicile of debtors.

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2025			Mar. 31, 2024
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	270,779	56.4	58,210	212,569
Asia	89,493	66.1	(20,383)	109,876
Oceania	8,695	55.0	8,461	234
North America	41,543	62.8	(2,826)	44,369
Central and South America	26,540	93.2	1,841	24,699
Western Europe	78,287	45.3	71,312	6,975
Eastern Europe	18,453	33.1	(135)	18,588
Others	7,766	76.6	(59)	7,825

Notes:	1.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to gurarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	2.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	FY3/2025		FY3/2024
	(a)	(a) - (b)	(b)

Deposits	157,441,082	4,572,919	152,868,163

Domestic units	124,093,217	4,101,478	119,991,739

Loans	102,868,724	5,650,842	97,217,882

Domestic units	61,183,879	3,342,453	57,841,426
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)

Deposits	159,731,671	6,237,234	153,494,437
Domestic deposits (excluding Japan offshore banking accounts)	130,824,317	3,156,186	127,668,131

Individuals	61,219,126	1,411,530	59,807,596

Corporates	69,605,191	1,744,656	67,860,535

Loans	104,515,592	3,390,880	101,124,712
Domestic offices (excluding Japan offshore banking accounts)	67,445,102	2,950,182	64,494,920

Overseas offices and Japan offshore banking accounts	37,070,490	440,698	36,629,792
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)

Balance of investment trusts	4,623.7	171.2	4,452.5

Balance to individuals	3,654.7	90.4	3,564.3
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	FY3/2025		FY3/2024
	(a)	(a) - (b)	(b)
Sales of investment trusts to individuals	755.2	109.2	646.0

Sales of pension-type insurance to individuals	62.6	(37.6)	100.2

Sumitomo Mitsui Financial Group

15. Deferred tax assets and liabilities

					(Billions of yen)

SMBC non-consolidated			Mar. 31, 2025	Change from Mar. 31, 2024	Mar. 31, 2024
(a) Total deferred tax assets	(b-c)	1	478.4	95.5	382.9
(b) Subtotal of deferred tax assets		2	619.2	132.4	486.8
Reserve for possible loan losses and write-off of loans		3	259.0	33.2	225.8
Taxable write-off of securities		4	92.0	2.6	89.4
Others		5	268.2	96.6	171.6
(c) Valuation allowance		6	140.8	36.9	103.9
(d) Total deferred tax liabilities		7	610.6	(202.1)	812.7
Net unrealized gains (losses) on other securities		8	496.8	(223.0)	719.8
Others		9	113.8	20.9	92.9

Net deferred tax assets	(a-d)	10	(132.2)	297.6	(429.8)
Amount corresponding to net deferred (gains) losses on hedges included in line 5 and net unrealized (gains) losses on other securities included in line 8		11	(418.4)	265.9	(684.3)
Others		12	286.2	31.7	254.5

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2023	FY3/2024	FY3/2025
Income of final tax return before deducting operating loss carryforwards	621.2	1,104.6	1,491.1
Note: The figure for FY3/2025 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated	(Billions of yen, %)
	Mar. 31, 2025 [Preliminary]		Mar. 31, 2024
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	15.18	(0.11)	15.29

(2) Tier 1 capital ratio (5) / (7)	14.23	(0.10)	14.33

(3) Common equity Tier 1 capital ratio (6) / (7)	12.44	(0.47)	12.91

(4) Total capital	14,144.1	(53.8)	14,197.9

(5) Tier 1 capital	13,258.8	(52.7)	13,311.6

(6) Common equity Tier 1 capital	11,585.1	(407.5)	11,992.6

(7) Risk weighted assets	93,117.1	268.6	92,848.6

(8) Required capital (7) X 8%	7,449.4	21.5	7,427.9

(9) Leverage Ratio	5.01	(0.26)	5.27

SMBC consolidated

(1) Total capital ratio	16.78	0.67	16.11

(2) Tier 1 capital ratio	15.32	0.52	14.80

(3) Common equity Tier 1 capital ratio	12.50	0.08	12.42

(4) Leverage Ratio	5.10	(0.09)	5.19

SMBC non-consolidated

(1) Total capital ratio	14.72	0.45	14.27

(2) Tier 1 capital ratio	13.03	0.17	12.86

(3) Common equity Tier 1 capital ratio	10.01	(0.34)	10.35

(4) Leverage Ratio	4.41	(0.22)	4.63

17. ROE
Consolidated			(%)
	FY3/2025		FY3/2024
	(a)	(a) - (b)	(b)

ROE (Tokyo Stock Exchange’s standard)	8.0	1.0	7.0

ROE (denominator: Total stockholders’ equity)	10.8	1.6	9.2

 Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

 18. Earnings targets and dividends forecast for FY3/2026

 (1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2026	FY3/2025 Result
Consolidated net business profit	1,850.0	1,719.3
Total credit cost	(300.0)	(344.5)
Ordinary profit	1,800.0	1,719.5
Profit attributable to owners of parent	1,300.0	1,178.0

SMBC non-consolidated		(Billions of yen)
	FY3/2026	FY3/2025 Result
Banking profit (before provision for general reserve for possible loan losses)	1,090.0	1,184.4
Total credit cost	(60.0)	(150.8)
Ordinary profit	1,330.0	1,488.1
Net income	990.0	1,068.6

(2) Dividends forecast
			(Yen)
	FY3/2026		FY3/2025

	Interim	Annual
Dividend per share for common stock	68	136	122

Note:  On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024.

     The amount of dividend per share for common stock for FY3/2025 took into account the stock split, as well as the amounts of interim and annual dividend per share for common stock for FY3/2026 are take into account the stock split.

Reference:			(Billions of yen)
	FY3/2026		FY3/2025

	Interim	Annual
Total dividend	261.4	522.8	475.1

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

 SMBC non-consolidated

			(Millions of yen)
	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	69,761,979	(2,899,225)	72,661,204

Call loans	4,484,770	179,267	4,305,503

Receivables under resale agreements	8,625,984	6,844,630	1,781,354

Receivables under securities borrowing transactions	1,131,736	(1,407,058)	2,538,794

Monetary claims bought	2,145,167	(224,933)	2,370,100

Trading assets	3,464,150	761,965	2,702,185

Securities	37,561,851	2,895,246	34,666,605

Loans and bills discounted	104,515,592	3,390,880	101,124,712

Foreign exchanges	2,533,415	591,561	1,941,854

Other assets	7,380,999	(1,498,251)	8,879,250

Tangible fixed assets	752,427	5,821	746,606

Intangible fixed assets	404,437	62,463	341,974

Prepaid pension cost	558,899	79,211	479,688

Customers’ liabilities for acceptances and guarantees	14,999,422	(712,938)	15,712,360

Reserve for possible loan losses	(625,538)	(102,153)	(523,385)

Reserve for possible losses on investments	(92,570)	(85,940)	(6,630)

Total assets	257,602,725	7,880,546	249,722,179

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2025		Mar. 31, 2024
	(a)	(a) - (b)	(b)

Liabilities

Deposits	159,731,671	6,237,234	153,494,437

Negotiable certificates of deposit	17,489,575	2,662,798	14,826,777

Call money	938,008	(90,127)	1,028,135

Payables under repurchase agreements	17,373,975	5,016,397	12,357,578

Payables under securities lending transactions	1,301,084	631,659	669,425

Commercial paper	1,824,519	275,004	1,549,515

Trading liabilities	2,540,702	717,463	1,823,239

Borrowed money	21,160,696	(3,958,565)	25,119,261

Foreign exchanges	1,815,415	(1,092,277)	2,907,692

Bonds	395,058	(77,103)	472,161

Due to trust account	1,535,723	(274,513)	1,810,236

Other liabilities	8,529,896	(897,220)	9,427,116

Reserve for employee bonuses	14,557	214	14,343

Reserve for executive bonuses	1,292	(52)	1,344

Reserve for point service program	2,163	582	1,581

Reserve for reimbursement of deposits	4,669	(3,614)	8,283

Deferred tax liabilities	132,170	(297,590)	429,760

Deferred tax liabilities for land revaluation	26,424	(892)	27,316

Acceptances and guarantees	14,999,422	(712,938)	15,712,360

Total liabilities	249,817,028	8,136,460	241,680,568

Net assets

Capital stock	1,771,093	96	1,770,996

Capital surplus	1,774,651	96	1,774,554

Capital reserve	1,771,140	96	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	3,835,702	339,001	3,496,700

Other retained earnings	3,835,702	339,001	3,496,700

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	3,614,201	339,001	3,275,199

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	7,171,443	339,195	6,832,248

Net unrealized gains (losses) on other securities	1,275,580	(527,730)	1,803,310

Net deferred gains (losses) on hedges	(684,434)	(65,741)	(618,692)

Land revaluation excess	23,107	(1,636)	24,744

Total valuation and translation adjustments	614,253	(595,109)	1,209,362

Total net assets	7,785,697	(255,914)	8,041,611

Total liabilities and net assets	257,602,725	7,880,546	249,722,179

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	FY3/2025 (a)		FY3/2024
		(a) - (b)	(b)
Ordinary income	7,105,687	755,788	6,349,899

Interest income	5,497,147	641,114	4,856,033

Interest on loans and discounts	3,042,252	224,787	2,817,465

Interest and dividends on securities	947,130	315,282	631,848

Trust fees	3,509	395	3,114

Fees and commissions	775,113	40,243	734,870

Trading income	178,218	163,171	15,047

Other operating income	92,270	(328,439)	420,709

Other income	559,429	239,305	320,124
Ordinary expenses	5,617,625	308,197	5,309,428

Interest expenses	3,845,857	155,833	3,690,024

Interest on deposits	1,344,939	(11,780)	1,356,719

Fees and commissions payments	229,362	24,107	205,255

Trading losses	6,023	(134,735)	140,758

Other operating expenses	208,455	99,918	108,537

General and administrative expenses	1,039,108	74,085	965,023

Other expenses	288,817	88,988	199,829

Ordinary profit	1,488,062	447,591	1,040,471

Extraordinary gains	3,034	2,025	1,009

Extraordinary losses	12,513	4,257	8,256

Income before income taxes	1,478,583	445,360	1,033,223

Income taxes - current	440,708	133,795	306,913

Income taxes - deferred	(30,691)	5,645	(36,336)

Total income taxes	410,016	139,440	270,576

Net income	1,068,566	305,920	762,646

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2025								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	3,275,199	(210,003)	6,832,248

Changes in the period

Issuance of new shares	96	96						193

Cash dividends						(731,201)		(731,201)

Net income						1,068,566		1,068,566
Reversal of land revaluation excess						1,636		1,636
Net changes in items other than stockholders’ equity in the period

Net changes in the period	96	96				339,001		339,195
Balance at the end of the period	1,771,093	1,771,140	3,510	1,656	219,845	3,614,201	(210,003)	7,171,443

					(Millions of yen )
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,803,310	(618,692)	24,744	1,209,362	8,041,611

Changes in the period

Issuance of new shares					193

Cash dividends					(731,201)

Net income					1,068,566

Reversal of land revaluation excess					1,636
Net changes in items other than stockholders’ equity in the period	(527,730)	(65,741)	(1,636)	(595,109)	(595,109)

Net changes in the period	(527,730)	(65,741)	(1,636)	(595,109)	(255,914)
Balance at the end of the period	1,275,580	(684,434)	23,107	614,253	7,785,697

Note: Amounts less than 1 million yen are rounded down.